FinlitX Global Corporation

CPA REVIEWED FINANCIAL STATEMENTS

For the Period

September 28, 2022 (Inception)

To

December 31, 2022

Prepared Under Generally Accepted Accounting Principles (GAAP)

CONTENTS

	Page No.
Independent Accountant's Review Report	3-4
Balance Sheet	5
Statement of Comprehensive Income	6
Cash Flows Statement	7
Change in Owners Equity Statement	8
Notes to The Financial Statements	9-11

Hasancpa.finance@gmail.com
121 South Fruit Street
Concord, NH 33201

August 15, 2023   INDEPENDENT ACCOUNTS' REVIEW REPORT

Re: FinlitX Global Corporation

To Whom It May Concern

We have reviewed the accompanying Balance Sheet, Statement of Comprehensive Income, Statement of Cash Flows, and Statement of Changes in Shareholders' Equity of FinLitX Global Corporation, as of December 31, 2022 along with the related statement of operations, general ledger report, and bank transactions for the period extending from September 28, 2022 to December 31, 2022. A review includes primarily applying analytical procedure to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures or obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Review Statement

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United State of America.

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated ***August 15, 2023*** on our consideration of FinlitX Global Corporation, internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of

Hasancpa.finance@gmail.com
121 South Fruit Street
Concord, NH 33201

internal controls over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of a financial review performed in accordance with the GAAP standard, in considering FinlitX Global Corporation, with internal control over financial reporting and compliance.



Osama Hasan
Certified Public Accountant
Licensed# 08027

FINLITX GLOBAL CORPORATION
BALANCE SHEET
(Unaudited)

		December 31, 2022
ASSETS		
Cash	$	25,000
Accounts receivable		22,215
Total current assets		47,215
Equipment		52,000
Total Fixed Assets		52,000
Total assets	$	99,215
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$	16,486
Accrued interest payabe		153
Total current liabilities		16,639
Total Liabilities		16,639
Common stock, par value $01; 2,000,000 shares authorized,		
725,000 issued and outstanding		7,250
Common stock, par value $001; 2000,000 shares authorized,		
800,000 issued and outstanding		8,000
Paid-in-capital		61,750
Retained earnings		5,576
Total shareholders' equity		82,576
Total liabilities and shareholders' equity	$	99,215

FinLitX Global Corporation
Statement of Comprehensive Income
(Unaudited)

	For the Period September 28, 2022 (Inception) to December 31, 2022
Revenue	$ 22,215
COGS	9,178
Gross Profit	13,037
Expenses:	
Sales and marketing	1,814
General and administrative	3,425
Research and development	2,222
Total expenses	7,461
Net income before taxes	5,576
Provision for income taxes	-
Net income	$ 5,576

FinLitX Global Corporation
Statements of Cash Flows
(Unaudited)

	For the Period September 28, 2022 (Inception) to December 31, 2022
Cash flows from operating activities:	
Net income	$ 5,576
Changes in operating assets and liabilities:	
Accounts payable	16,486
Accrued interest payable	153
Accounts receivable	(22,215)
Net cash provided by operating activities	-
Cash flows from investing activities	
Capital expenditures	
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from issuance of preferred stock	25,000
Net cash provided by financing activities	25,000
Net cash increase for period	25,000
Cash at beginning of period	-
Cash at end of year	$ 25,000

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Income taxes	$ -
Interest	$ -

FinLitX Global Corporation
Statement of Changes in Shareholders' Equity
For the Period September 28, 2022 (Inception) to December 31, 2022
(Unaudited)

	Common Stock		Preferred Stock		Paid-in-Capital	Retained Earnings	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount			
Balance, September 28, 2022	-	$ -	-	$ -	$ 52,000	$ -	$ 52,000
Sale of common stock	725,000	7,250			(7,250)		-
Sale of preferred stock			800,000	8,000	17,000		25,000
Net income						5,576	5,576
Balance, December 31, 2022	725,000	$ 7,250	800,000	$ 8,000	$ 61,750	$ 5,576	$ 82,576

See notes to the financial statements

Hasancpa.finance@gmail.com
121 South, Street Concord, NH 33201

FinLitX Global Corporation

Notes to the Financial Statements
For the Year Ended December 31, 2022

NOTE I - ORGANIZATION

FinlitX Global Corporation (FinLitX GC) is a FinTech firm specializing in education technology. FinlitX Global Corporation provides an artificial intelligence curated autonomous e-learning platform that teaches financial literacy, reducing institution costs, improving learning outcomes and providing access for disadvantaged populations. FinlitX GC has offices in Brooklyn, New York, Philadelphia, Pennsylvania and Miami Beach, Florida. FinlitX GC was incorporated as a new technology venture in September 2022, however has more than 16 years' experience in the education and technology industry sectors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Trade Receivable: Trade receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding account receivable and charges off to expense any balances that are determined to be uncollectible. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the interim period ended December 31, 2022.

Use of Estimates: The preparation of financial statements in conformity with accounting with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Property and Equipment: The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated service life of the assets being depreciated.

Hasancpa.finance@gmail.com
121 South, Street Concord, NH 33201

Cash and Cash Equivalent: Cash consists of cash in hand or on deposit with the bank until December 31, 2022.

Investing Activities: Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the business.

Financing Activities: Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

Income Taxes: For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. The stockholder is taxed on their proportionate share of the Company's taxable income. Accordingly, no provisions or liability for income taxes are included in these financial statements. The Company recognizes interest and penalties as operating expenses in the year they are incurred.

NOTE 3- FINLITX GLOBAL CAPITALIZATION TABLE

Cap Table

Company Valuation

Series A	Total Value($)	Per Share($)	# of Shares	% of Total
Pre-Money Valuation	$4,000,000	$5.00	800,000	52.50%
New Equity Raised	$3,625,000	$5.00	725,000	47.50%
Post-Money Valuation	**$7,625,000**	**$5.00**	**1,525,000**	**100.00%**

Company Ownership Cap Table

Shareholders	Capital($)	Common Shares	Pref. Shares	Total Shares	% Ownership
Dwayne Alexis Samuels	$2,500,000		500,000	500,000	32.8%
Natasha Seay	$1,500,000		300,000	300,000	19.7%
Harold Epps	$1,000,000	200,000		200,000	13.1%
Kevin T. Bell	$625,000	125,000		125,000	8.2%
Jeffrey Gardere, PhD	$625,000	125,000		125,000	8.2%
Terrence Roberts, PhD	$625,000	125,000		125,000	8.2%
Abbas Moloo	$125,000	25,000		25,000	1.6%
James Amoroso	$625,000	125,000		125,000	8.2%
Total	**$7,625,000**	**725,000**	**800,000**	**1,525,000**	**100.0%**

Hasancpa.finance@gmail.com
121 South, Street Concord, NH 33201

NOTE 4 - FINANCIAL INSTRUMENTS

The Company financial instruments are primarily comprised of short-term, notes receivable and notes payable. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on the assumptions, management believes the fair market values of the company's financial instruments are not materially different from their recorded amounts as of December 31, 2021, or the earliest date such instruments were issued.

NOTE 5 - CORRESPONDING FIGURES

Corresponding figures have been re-arranged, wherever necessary, to facilitate better comparison. However, no rearrangements / reclassifications have been made in these financial statements during the year.

NOTE 6 - SUBSEQUENT EVENTS

The management has performed an analysis of the activities and transactions subsequent to December 31, 2022 to determine the need for any adjustments to and/or disclosures within the financial statements as of and for the year ended December 31, 2022. The management has performed such analysis through August 15, 2023, the date the financial statements were available to be issued.